SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      Southwest Bancorp, Inc.
                         (Name of Issuer)

              Common Stock, par value $1.00 per share
                 (Title and Class of Securities)

                            844767103
                          (Cusip Number)


    American Fidelity Assurance Company, 2000 Classen Blvd., Oklahoma City,
        Oklahoma 73106, Attn: Stephen P. Garrett, Senior Vice President
                             (405) 523-5200
Name, Address and Telephone Number of Person Authorized To Receive Notices and communications)

                           June 12, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1-(b)(3) or (4), check the following box   [  ].

Check the following box if a fee is being paid with this statement [x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D


CUSIP  844767103
- -----------------------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   American Fidelity Assurance Company
          73-0714500
- -----------------------------------------------------------------------------
/ /  2.   Check Appropriate Box if a Member of A Group
- -----------------------------------------------------------------------------
     3.   SEC Use Only
- -----------------------------------------------------------------------------
     4.   Source of Funds:    WC
- -----------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
- -----------------------------------------------------------------------------
     6.   Citizenship of Place of Organization - Oklahoma
- -----------------------------------------------------------------------------
     Number         7.   Sole Voting Power: 203,300 shares
     of Shares      ---------------------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power
     Reporting      ---------------------------------------------------------
     Person         9.   Sole Dispositive Power: 203,300 shares
     With           ---------------------------------------------------------
                   10.   Shared Dispositive Power
- -----------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         203,300
- -----------------------------------------------------------------------------
/ /  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
- -----------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                         5.41%
- -----------------------------------------------------------------------------
     14.  Type of Reporting Person   IC
- -----------------------------------------------------------------------------

Item 1.   Security and Issuer

     This Schedule 13 D is filed with the Securities and Exchange Commission by American Fidelity Assurance Company, an Oklahoma corporation ("AFA"), in respect of its ownership of shares of common stock, par value of $1.00 per share of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma, 74074.

Item 2.   Identity and Background.

     This Schedule 13 D is filed on behalf of AFA, an Oklahoma corporation stock life insurance company. Its principal executive offices are located at 2000 Classen Center, Oklahoma City, Oklahoma 73106. AFA is licensed to conduct life, annuity and accident and health insurance business in forty-eight (48) states and the District of Columbia. AFA has served as the investment advisor to American Fidelity Variable Annuity Fund A
("Fund") since 1968. The Fund is a separate account of AFA under Oklahoma insurance law and is registered with the Securities and Exchange Commission as an open-end diversified management investment company under the Investment Company Act of 1940.

     AFA has been a wholly owned subsidiary of American Fidelity
Corporation ("AFC") since 1974. The stock of AFC is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership ("CELP"). The general partners of CELP are Lynda L. Cameron, William M. Cameron, Theodore M. Elam and, in their capacities as trustees, William E. Durrett, Edward C. Joullian, III, John W. Rex and the Bank of Oklahoma, N.A. In accordance with the CELP partnership agreement, management of the affairs of CELP is vested in five managing general partners: Messrs. Cameron, Durrett, Joullian, Rex and Elam. The address of both AFC and CELP is
2000 Classen Center, Oklahoma City, Oklahoma 73106.

     The following information about the executive officers and directors of AFA and the managing general partners of CELP is listed below: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed below is a United States citizen.

Name                    Business Address         Occupation
- ----                    ----------------         ----------

Lynda L. Cameron        2000 Classen Center      Director of AFA and President
                        Oklahoma City, OK 73106  of Cameron Equestrian
                                                 Center, Inc. and Cameron
                                                 Arabian, Inc.

William M. Cameron      2000 Classen Center      Vice Chairman and Chief
                        Oklahoma City, OK 73106  Executive Officer and
                                                 Director of AFA

David R. Carpenter      2000 Classen Center      Senior Vice President and
                        Oklahoma City, OK 73106  Treasurer of AFA

William E. Durrett      2000 Classen Center      Chairman of the Board and
                        Oklahoma City, OK 73106  Director of AFA

Stephen P. Garrett      2000 Classen Center      Senior Vice President and,
                        Oklahoma City, OK 73106  Secretary of AFA

Edward C. Joullian, III 2000 Classen Center      Director of AFA and Chairman
                        Oklahoma City, OK 73106  of the Board and Chief
                                                 Executive Officer of Mustang
                                                 Fuel Corporation

Kenneth D. Klehm        2000 Classen Center      Senior Vice President of AFA
                        Oklahoma City, OK 73106

Alfred L. Litchenburg   2000 Classen Center      Senior Vice President of AFA
                        Oklahoma City, OK 73106

John W. Rex             2000 Classen Center      President, Chief Operating
                        Oklahoma City, OK 73106  Officer and Director of AFA

Galen P. Robbins, M.D.  3433  N. W. 56th Street  Director of AFA and Director
                        Suite 400                of Cardiovascular Clinic
                        Oklahoma City, OK 73112

John D. Smith           3400 Peach Tree Road     Director of AFA and President
                        Suite 831                of John D. Smith
                        Atlanta, GA 30326        Developments, Inc.

Theodore M. Elam        Two Leadership Square    Attorney, McAfee & Taft A
                        Tenth Floor              Professional Corporation
                        Oklahoma City, OK 73102

     During the past five years, neither AFA, AFC or CELP nor, to the best of AFA's knowledge, any person named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Stock in the issuer was purchased with working capital of AFA.

Item 4.   Purpose of Transaction

     AFA's purpose in acquiring the reported shares is investment. AFA plans to increase its ownership of the issuer's common stock to not more than 24.9% of the outstanding shares by purchasing additional stock in open market or, possibly, private transactions, based on the market price of the stock relative to the overall profit and operating performance of the issuer and subject to the effect of such ownership on AFA's Best's Rating. AFA has no present plans or proposals which relate to or would result in any of the following:

     o An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     o A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     o Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     o Any material change in the present capitalization or dividend policy of the issuer.

     o Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Act of 1940;

     o Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     o Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     o A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section (12)(g)(4) of the Act or

     o     Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) AFA beneficially owns 203,300 shares of the common stock of the issuer, which as of June 12, 1996 represented 5.41% of the 3,759,492 shares outstanding of the issuer. No other persons hold a beneficial interest in the shares of the issuer owned by AFA.

     (b) AFA has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares reported herein.

     (c) A list of the transactions in shares of the issuer by AFA that were effected during the past 60 days by AFA is shown below.

          No. of    Purchase/         Price          Type of
Date      Shares      Sale          Per Share      Transaction
- ----      ------    ---------       ---------      -----------
6/12/96   26,000    Purchase        $19.00         Open Market
5/07/96   11,000    Purchase         18.75         Open Market
5/01/96    5,000    Purchase         18.75         Open Market
4/26/96    3,000    Purchase         18.75         Open Market
4/10/96    3,800    Purchase         18.625        Open Market


     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the issuer's securities owned by the Company are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be File as Exhibits.

          None

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 1996                  AMERICAN FIDELITY ASSURANCE COMPANY

                                      By: JOHN W. REX
                                          John W. Rex, President